

STANULIS
FILMS



Investor
Presentation
2021

DATE   SCENE   TAKE



www.stanulisfilms.com

Safe Harbor Statement

This presentation may contain forward-looking statements, including information about management's view of Stanulis Films Inc.("the Company"), future expectations, plans and prospects. In particular, when used in the preceding discussion, the words "believes," "expects," "intends," "plans," "anticipates," or "may," and similar conditional expressions are intended to identify forward-looking statements. Any statements made in this presentation other than those of historical fact, about an action, event or development, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, which may cause the results of the Company, its subsidiaries and concepts to be materially different than those expressed or implied in such statements. Unknown or unpredictable factors also could have material adverse effects on the Company's future results. The forward-looking statements included in this presentation are made only as of the date hereof. The Company cannot guarantee future results, levels of activity, performance or achievements. Accordingly, you should not place undue reliance on these forward-looking statements. Finally, the Company undertakes no obligation to update these statements after the date of this release, except as required by law, and also takes no obligation to update or correct information prepared by third parties that are not paid for by Stanulis Films Inc.



www.stanulisfilms.com

STANULIS FILMS

The Market Opportunity


ROCKET
SCREAM
HARD EIGHT
ROCK
ROMEO+JULIET
MATILDA
Happy Gilmore
crash
ESCAPE FROM L.A.
THE ENGLISH PATIENT
THE CABLE GUY
TWISTER
THE FRIGHTENERS
PUSHER
THE CRAFT
the birdcage
PRIMAL FEAR
Kingpin
SECRETS & LIES
SLING BLADE
SCHIZOPOLIS
LONE STAR
THE PEOPLE
HAMLET
WAITING FOR GUFFMAN
SLEEPERS

Strategics








The Market and the Opportunity

- A new, cost-effective Film and TV production model for the Covid 19 and digital driven age with multi-channel distribution – in one company.

- Stanulis Films is creating, producing and distributing highly sought content to feed the massive and growing subscription-based services that are hungry for content both for TV and film.

- The Stanulis Films method is simple:
  - Use quality talent;
  - Tell great stories;
  - Controlled pre-production and post-production costs;
  - Film in locations that offer city or state tax incentives;
  - Have extensive and varied distribution in place before a dollar is spent.

Streaming Content - a Highly Lucrative Landscape

- Disney has closed its $70 billion acquisition of assets from 21st Century Fox, giving the entertainment company control of a considerable amount of content and studios.

- Comcast, Fox, Disney and Warner Media have started and are deploying their own streaming services and currently account for about 20% of Netflix's content library, according to data from TV industry research company Ampere Analysis.

- Strategics = Lionsgate & Viacom

- Distribution = Netflix, Amazon, HBO Now Hulu

- Content is king - a key driver for Stanulis Films - we have it!

Where We Are Today

- Film, television, and digital entertainment is a <u>global</u> industry that generates <u>trillions of dollars</u> in revenue each year.

- Technology, consumer habits and the pandemic have created dramatic, immediate and likely lasting shifts in the entertainment industry.

- The proliferation and success of global OTT ("over the top") services, such as Netflix, Amazon, VOD and Hulu, Disney+, HBO Max, Vudu, Roku, Microsoft Movies, Google Play, Vimeo On Demand, Apple TV, YouTube and countless other outlets.

- The Coronavirus Pandemic has forced a new set of demands on creators, suppliers and distributors and fans are eager for content
  - Vizio stated they have had an 87% increase in engagement in the 90 days from March to June through their distribution!

www.stanulisfilms.com

Viacom



- Project: "Families of The Mafia"
  - series based on true events/cold cases

- $100,000/episode (goal of shooting 8 episodes)
  - Option for second season
  - Principal photography of each episode is when money will be received

- Shooting has begun (12/14/2020- 12/28/2020)

- Distribution is with Viacom

Lionsgate



- Project: "Red Money"

- $750,000 (Budget)

- Shooting in March 2021

- $500,000 Minimum Guarantee

- Guarantees the project to do pre-sales (domestic and foreign)

- Stars: Megan Fox (pending), Peter Facinelli, Harvey Keitel, Kevin Dillon

Youtube



- Project: "Youtube Famous"

- $100,000

- Shooting in May 2021

- The stars will be 5 famous Youtube influencers

- Unique project because the influencers already have a built in audience
    - Combined audience of 25 million subscribers on their channels

- Even without distributors, we have a massive built-in audience

- Based on $100,00 investment if 10% of 25 million subscribers (2.5 million)
- buy the documentary at $2.99 = ~$7.4 million ROI

Stanulis Films Business Model

Capital Raise Based on $3-$5 million in milestone driven tranches

Nonstop Production Model

- Stanulis Films was created January 1, 2019 with following model:

- **Create a nonstop flow of production** with:

- **One – two or more film projects** or TV series in production per quarter

- **Two or more films** are "in the can" i.e. filmed and awaiting postproduction

- **Additional films/TV/pilots** are getting ready to be released to distribution and marketing

- **Potentially two or more films** are going into pre-production – with distribution assured

How we do it – Our Process

- **Create the film/TV** - Original content created in house

- **Place it** – we know where and how it's going to be distributed _before_ a penny is spent

- **Develop it** – attach talent, preproduction, budget, location, permits, etc., secure tax incentives

- **Produce it** – Shoot film/digital, post-production, etc.

- **Market and Publicize it** – Our website, social media and publicity, internet, TV, trade publications, follows, hits, views, newspapers, digital newspapers/magazines

- **Distribute it** – Now has a first look with Lionsgate, who will pre-sell domestic prior to principal photography as well as theatrical, international, Netflix, Vudu, Hulu, Redbox, etc.

Secret Sauce

- **Budget conscious –**
  - Stanulis Films shoots films/TV within a designated budget – <u>all in</u>

- **Films in tax incentive friendly states:**
  - Such as New York, New Jersey, Louisiana, and Georgia
  - Strong return on investment per film

- **A-list names cast:**
  - Shoots them quickly out of the production in the first several days
  - Save saves money on production, talent, travel, housing, hotels

- **Over 20 projects underway: potentially two+ projects per quarter**
  - Different development stages
  - Different genres
  - Great stories
  - Professional crew from pre through post-production
  - **A successful content creating formula!**

Behind the Scenes – Examples Proving the Concept



TARA REID
IAN ZIERING
AND JOHN HEARD
SHARKNADO
ENOUGH SAID!

7 Total Film Series
Total Franchise Gross
$4.502 Billion



THE BLAIR WITCH PROJECT

Independent Film
Total Budget $60K
Total Gross
SYFI Channel Release
$250 Million



WHAT HAPPENS WHEN YOU SLEEP?
PARANORMAL ACTIVITY
DON'T SEE IT ALONE

Paramount/DreamWorks
acquired U.S. rights
for $350,000
$193 Million

***All films listed are industry examples and not Stanulis Films Inc. examples.

Stanulis Films Promotion

Marketing, Media, Publicity

- Multi-faceted free and paid approach
- Traditional theatrical release marketing – hopefully again soon
- Streaming Marketing Strategy
  - Paid per film with On-Demand
  - Banners, Trailers, Cast interviews on-line
  - Links, digital suggestions *from* similar films in genre
- Publicist generated media coverage
  - TV cast interviews, *Extra! Access Hollywood* etc.,
- 156 TV stations ran a feature on *Chronicle of a Serial Killer with DMX*.
- For *Chronicle of a Serial Killer Page Six* – 25+ million views (day of release)

Media Metric Conversion into Revenue

- An average of 3% of total media numbers i.e. "views" can be used as a rough metric to predict revenue, (2-5% typically)
- 25,000,000+ views converts into roughly $1,000,000 in revenue
-

Publication	Date	Topic	Views
New York Post Online	27-May	5th Borough	23,952,440
Access Hollywood Online	23-May	Interview surrounding 5th Borough	1,485,457
Yahoo Entertainment	23-May	Interview surrounding 5th Borough	159,759,516
TVGrapevine.com	22-May	Release of 5th Borough on June 3	20,000
Yahoo Entertainment	21-May	Interview surrounding 5th Borough	14,968,062
Us Magazine Online	21-May	Interview surrounding 5th Borough	1,832,062
Entertainment Tonight	20-May	Interview surrounding 5th Borough	1,485,457
Staten Island Live Online	20-May	Release of 5th Borough	309,450

Milestones and Financials

Revenue Streams

- **Lionsgate** – will package the film at projected budget to maximize revenue. They will extend $450,000MG which is guaranteed upon completion of the film.

- **Product Placement**- Since having a deal with a studio triples product placement up to $200,000-$300,000, this guarantees product will be seen.

- **Tax Credit**- Shooting in tax credit friendly states (for ex. "Red Money" will be shot in NJ, which guarantees 35% tax credit for above and below the line.

- **Theatrical Release** – Example: 100,000 ticket sales throughout the country would produce $750,000 in revenue

- **Direct Sale** – **Red Box** or similar, $100,000 per title - *Fifth Borough*, and *Chronicle of a Serial Killer* – first two titles of a continuing deal

- **On Demand** -Thirty days and 15 states after theatrical release the film qualifies for on-demand
    - If the film is sold or rents to "On Demand" for an average price of $9.99, only 3,500 viewings for the film to break even

- **Distribution to "secondary platforms"** - Netflix, Hulu, HBO, Amazon Prime, etc.

- **DVD sales** – through distributor to Walmart, Best Buy, & Target is now in place

- **Foreign/International** – sales price is pre-set for each individual country

- **Multicom Entertainment Group** - to do foreign distribution

*This slide contains forward-looking projections that cannot be guaranteed

Current Production Release Schedule and Milestones

Project Name	Pre-Production	Completion Principal	Post-Production	Anticipated Release	Actual Release	Platform Formats	Distribution	Projected Budget	Actual Cost	*Net Revenue*
Clinton Road	7/10/2018	10/25/2018	1/13/2019	7/14/19	7/14/201	Theatric	Midnight	$250,000	$173,69	$333,931
Fifth Borough	11/17/2019	12/20/2019	3/10/2020	6/3/2020	6/3/2020	Netflix / DVD	Stonecutter	$500,000	$232,820	n/a
Chronicle of a Serial Killer	5/20/2019	6/10/2019	7/3/2019	9/1/2020	09/2020	Theatric	Gavitas	$450,000	$402,41	n/a
Families of the Mafia	11/2020	01/2021	n/a	Spring 2021	Spring	CBS	Viacom	$200,000	per episode	n/a
Red Money	03/2021	04/2021	n/a	Spring 2022	Spring	Theatric	Lionsgate	$950,000	n/a	n/a
Getto Out	08/2021	09/2021	n/a	Summer	Summer	Theatric	Lionsgate	$950,000	n/a	n/a
Men of Violence	01/2022	02/2022	n/a	Winter 2023	Winter	Theatric	Lionsgate	$950,000	n/a	n/a

*This slide contains forward-looking projections that cannot be guaranteed

www.stanulisfilms.com

ProForma - 5 Year

			ProForma			
	2019	2020	2021	2022	2023	2024
Film Production Revenues						
Current Releases (2) to date	$ 474,094	$ 900,000	$ 1,400,000	$ 250,000		
Scheduled Releases (8)		$ 1,200,000	$ 6,500,000	$ 7,500,000	$ 175,000	
Post funding Releases (48) 2022-2024				$ 11,300,000	$ 24,250,200	$ 32,500,000
Total Sales Revenue	$ 474,094	$ 2,100,000	$ 7,900,000	$ 19,050,000	$ 24,425,200	$ 32,500,000
Budget per film						
Actual	$ 173,698	$ 275,000				
$425,000	(Average)	$ 3,400,000	$ 3,600,000	$ 5,400,000	$ 7,200,000	$ 9,000,000
Operating Expenses	$ 123,567	$ 637,000	$ 836,000	$ 964,000	$ 1,031,000	$ 1,249,000
Cost of Goods						
Licensing, Distribution, Marketing etc.						
35%	$ 165,933	$ 735,000	$ 2,765,000	$ 6,667,500	$ 8,548,820	$ 11,375,000
Gross Profit	$ 10,896	$ (2,310,000)	$ 1,535,000	$ 6,982,500	$ 8,676,380	$ 12,125,000

*This slide contains forward-looking projections that cannot be guaranteed

Use of Proceeds

- **Personnel –**
  - Legal, Accounting, Marketing, Administration **10%**
- **Development –**
  - Property acquisition, site scouting, talent acquisition **5%**
- **Production** (Includes pre and post)
  - Talent, crew, production, equipment (per film only) **50%**
- **Marketing/Advertising –**
  - Theatrical, digital, social media, etc. (per film) **15%**
- **Distribution –**
  - Theatrical, Digital (all types), international (per film) **20%**
- **Wefunder –**
  - Crowdfunding fee **7.5%**

Management and Creative Team



Steve Stanulis Founder, Chief Executive Officer, President

In 2019, Steve created Stanulis Films with a budget driven, creative structure and business process to consistently deliver profitable projects. Since that time Stanulis Films has released two profitable films with another to be released in Q3 2020 followed by at least three more in 2021. Steve Stanulis has a reputation of getting things done efficiently. He is well-known and respected in the industry. A Stanulis film has never gone over budget.

Steve has produced over 20 features/shorts TV, IMDB films under this structure and is a two-time award-winning documentary film producer.

Steve Stanulis began his career as a decorated NYPD officer. When he was injured on the job, Steve worked security for a number of A-list celebrities, such as Leonardo DiCaprio. His A-list clients suggested that Steve pursue an acting career, and after studying at Manhattan's HB Studios, he was cast in The Replacements and Gangs of New York. As a working actor, Stanulis appeared in major studio movies (The Interpreter, I Now Pronounce You Chuck & Larry), acclaimed indie films (Cupidity, Over the GW), and TV shows (The Sopranos, the new HBO series The Deuce). He also branched into production, starring in and producing the short films Dick & Jane and Because of You, and the award-winning feature The Invisible Life of Thomas Lynch.



Amedeo Dino Sgueglia – Co-Founder/Producer

Sgueglia's business philosophy has always been simple and the same. Compete nationally, be regarded as fair, integral, professional and provide a complete package of products and services of superior quality and value. It's through this same philosophy that he brings his knowledge and business acronym to the big stage now with Stanulis Films.

Sgueglia's drive and passion founded and sold several companies including a startup software company My Clear Reports. Sgueglia also developed the first and only patented mobile application to give credit card merchants the ability to access their merchant account, set up and issue processing alerts as well as access ATM's geographically.



John Hudak - Director of Photography

Mr. Hudak received a Bachelors Degree in Arts from Keystone College with a major in painting. He went on to receive his MFA from the Academy of Art University in San Francisco where he majored in cinematography. John's career as a director of photography started when he shot his first feature length film, "REFLECTIONS," at the age of 21.

John's love of painting has influenced his eye for cinematography, often using the baroque period as an inspiration and reference. John relocated to New York City and he continues to focus on his craft as a Director of Photography. Since then he has traveled nationally and internationally to photograph narratives, music videos, and for Stanulis films _Clinton Road_ and _Fifth Borough_.



Donna McKenna - CSA Casting Director/Producer

Donna is a well known and respected, award winning, international casting director, producer, and educator. She has cast and produced numerous independent features, short films, television pilots, audio shows, and web series with over 20 years of experience. She has built a reputation for her successful negotiating skills and is respected for her critical and creative thinking and problem solving. Donna is a proud member of the Casting Society of America, New York Women in Film & Television and she is an appointed Member of the Board of the Suffolk County Film Commission.



Diana Prano - Advisor

Diana has been the President/Owner of Multimedia Talent Management LLC, (MTM) since 2013 a boutique talent management company representing actors in theater, film and television in New York City and L.A. A partial theatrical list of television projects that have included MTM clients: Blue Bloods, Gotham, Orange is the New Black, Leftovers, Person of Interest, The Following, The Americans, Broad City, Bull, The Detour, Blacklist, Elementary, Homeland, L&O SVU, Donny, The Deuce, Kevin Can Wait, Bull, Difficult People and many more.



Maurizio Romania - Advisory Board

Mr. Romania a New York Native and attended Klapton financial services in NYC for licenses for his roll on "Wall Street". Mr. Romania previously an M.D at Berkshire Financial in the Mortgage Lending division of Berkshire where he focused on Commercial and Private Lending and equity investments for the Principal Investment Area (PIA) and helped to build and run the division's co-investment business. During his career, he was responsible for all stages of investing: sourcing, diligence, structuring, execution and asset management, as well as having sector coverage responsibilities for financial services and consumer retail investments. Mr. Romania spent the early part of his career at Berkshire in the Special Situations Group (SSG) where he invested the firms proprietary capital in debt and equity. After surviving the Attack on September 11th, 2001, He left Wall St. and opened his own Commodities & Currency trading firm, RothWealth Group in Huntington NY.

Mr. Romania's role in the company as a founder and partner was part of raising money from clients around the world and played a big roll in client relationships that invested in the company and his traders delivered them 18% to 23% annually. Mr. Romania sold his partnership and moved on starting his own Private company, Anavlis LLC. located at 70 Broad St in the financial district of NYC. This company consist of investing in real estate transactions for Private Money lending and has aligned itself with Golden Bridge Capital a publicly traded company in Israel. If you tell Mr. Romania something is impossible, he will stop at nothing to get it done. NO is not in his vocabulary.

Key Takeaways

- Massive international theatrical and streaming market

- Increasing demand for content - Covid has changed everything

- Quality talent pool

- Controlled costs
- Location - city, state tax incentives

- Multi-project pipeline process

- Cost Effective:
  - Pre-production
  - Principal filming and
  - Post-production

- Multi-channel national *and* international distribution in place

- Red Box distribution @ $100,000/film
- Content & distribution through Red Box, Lionsgate, Viacom and Youtube

STANULIS
FILMS

Summary

• A creative and production digital age studio "in a box" with multichannel distribution in place – up front

• A budget driven, cost effective, process pipeline for much needed content to feed subscription-based services that are starving for content increasingly because of Covid 19

• The Stanulis Film method is simple: Take quality talent, use controlled pre- and post-production costs, film in locations that offer city or state tax incentives and top it off with the multi-channel distribution